Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD AMEX: REE & TSX-V: RES September 23,2010 Ref: 23-2010

Rare Element Presents to Key Wyoming Legislative Committee

Vancouver B.C. - Rare Element Resources Ltd. (AMEX: REE and TSX-V: RES) is pleased to announce that the Company made a presentation on the Bear Lodge rare-earths project to the Wyoming Legislature’s Joint Minerals, Business and Economic Development Interim Committee  on September 21, 2010. The joint committee consists of many of the key senators and representatives in the state legislature. Rare Element presented at the Committee’s request. The Committee’s goals are to diversify the Wyoming economy, maintain a business-friendly State for existing businesses, and market Wyoming's vast natural resources.

The presentation by Rare Element Resources’ President and CEO, Donald E. Ranta, PhD, was entitled, “The Bear Lodge Rare-Earths Project, Crook County, Wyoming.” The Committee was introduced to the Bear Lodge Project, as well as sources and applications of rare-earth elements. The update covered the growing Bear Lodge rare-earths resource base, the status of current technical activities, and the increasing likelihood for Bear Lodge to become the United States’ second primary rare-earths mine. Dr. Ranta also described other Company activities, including the encouraging 2010 drilling and metallurgical test results, the sequence of milestones required prior to a production decision, and the Company’s continued community and statewide public relations and education program.

The Bear Lodge Project is now at the advanced exploration stage and moving into evaluation, permitting, and eventual development and construction. The Company will soon achieve its next significant milestone with the release of its forthcoming Scoping Study (Preliminary Economic Assessment) for the Bear Lodge Project.

Rare Element Resources Ltd (AMEX: REE & TSX-V: RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.